303/6/03 YF



SECURITIES A
Wi                03014861

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| OMB APPROVAL |
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| OMB Number:     3235-0123 |
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| SEC FILE NUMBER |
| --- |
| **8-** 47933 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/02_____ AND ENDING _____12/31/02_____
                                                                MM/DD/YY                                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Andrew, Alexander, Wise & Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street

| OFFICIAL USE ONLY |
| --- |
| |
| FIRM ID. NO. |

(No. and Street)

| New York | NY | 10004 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Gimson Yee~~ PETER STAVRINOS                    (212) 809-7300
                                                                            (Area Code- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 21 2003
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - if individual, state last, first, middle name)

| 1185 Avenue of the Americas | New York | NY | 10036 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED
MAR 0 4 2003
WASH. D.C.  155  PROCESSING SECTION

| FOR OFFICIAL USE ONLY |
| --- |
| |

\* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

# OATH OR AFFIRMATION

I, __Andreas Zigouras_____ swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Andrew, Alexander, Wise & Company, Inc._____ , as of

__December 31_____ , __2002__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, pro-

prietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

*Andreas Zigouras*
**PRESIDENT-CEO**                          Signature

                                                                        Title

*Notary Public*

PETER W. TESTAVERDE, JR.
Notary Public, State of New York
No. 31-4605273
Qualified in New York County
Commission Expires March 30, 19__  12/31/06

This report** contains (check all applicable boxes):

- ☒ (a)  Facing Page.
- ☒ (b)  Statement of Financial Condition.
- ☐ (c)  Statement of Income (Loss).
- ☐ (d)  Statement of Changes in Financial Condition.
- ☐ (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g)  Computation of Net Capital.
- ☐ (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i)  Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j)  A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l)  An Oath or Affirmation.
- ☐ (m)  A copy of the SIPC Supplemental Report.
- ☐ (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



ANDREW, ALEXANDER, WISE &
COMPANY INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

# GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

# ANDREW, ALEXANDER, WISE & COMPANY INCORPORATED

CONTENTS
December 31, 2002



# GOLDSTEIN GOLUB KESSLER LLP

### Certified Public Accountants and Consultants


INTERNATIONAL

## INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Andrew, Alexander, Wise & Company Incorporated

We have audited the accompanying statement of financial condition of Andrew, Alexander, Wise & Company Incorporated as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Andrew, Alexander, Wise & Company Incorporated as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

*Goldstein Golub Kessler LLP*

## GOLDSTEIN GOLUB KESSLER LLP

February 24, 2003

0

1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602
TEL 212 372 1800   FAX 212 372 1801   www.ggkllp.com

NEXIA INTERNATIONAL IS A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING AND CONSULTING FIRMS

# ANDREW, ALEXANDER, WISE & COMPANY INCORPORATED

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2002**

### ASSETS

| | |
|---|---:|
| Cash and Cash Equivalents | $ 148,853 |
| Due from Clearing Broker | 129,047 |
| Securities Owned - at market value | 27,710 |
| Prepaid Expenses and Other Assets | 54,940 |
| **Total Assets** | **$ 360,550** |

### LIABILITIES AND STOCKHOLDER'S DEFICIENCY

Liabilities:

| | |
|---|---:|
| Securities sold, not yet purchased - at market value | $ 498 |
| Accounts payable and accrued expenses | 20,180 |
| Deferred rent payable | 112,828 |
| **Total liabilities** | **133,506** |

Commitment

| | |
|---|---:|
| Subordinated Liability - including accrued interest of $27,699 | 402,699 |

Stockholder's Deficiency:

| | |
|---|---:|
| Common stock - no par value; authorized 200 shares, issued 53.25 and outstanding 43.25 shares | 1,059,760 |
| Additional paid-in capital | 629,249 |
| Accumulated deficit | (1,614,664) |
| Less treasury stock, at cost - 10 shares common stock | (250,000) |
| **Stockholder's deficiency** | **(175,655)** |
| **Total Liabilities and Stockholder's Deficiency** | **$ 360,550** |

See Notes to Statement of Financial Condition

2

| | |
|---|---|
| 1. **PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:** | Andrew, Alexander, Wise & Company Incorporated (the "Company") was incorporated under the laws of the State of New York. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). |

The Company is an introducing broker-dealer and is exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Securities owned or securities sold, not yet purchased, traded on a national securities exchange or listed on the Nasdaq national market are valued at the last reported sales price on the last business day of the year. All other securities owned or securities sold, not yet purchased, are valued at the last reported bid and ask prices, respectively, with the resulting unrealized gains and losses reflected in stockholder's deficiency.

Investment securities include securities which cannot be offered or sold unless registration has been effected under the Securities Act of 1933. These securities have been valued by management at their estimated fair value.

This financial statement reflects income from security transactions and commissions on customers' security transactions on a trade-date basis.

Investment banking revenue is recognized and reported in stockholder's deficiency on the offering date or on the settlement date or when the underwriting is completed.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

| | |
|---|---|
| 2. **DUE FROM CLEARING BROKER:** | The clearing and depository operations for the Company's security transactions are provided by one broker pursuant to a clearance agreement. At December 31, 2002, the receivable from the clearing broker represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers. |

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2002, no amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

In the normal course of business, introduced customers maintain debit balances with the clearing broker. At December 31, 2002, these balances were fully collateralized by securities owned by the customers.

ANDREW, ALEXANDER, WISE & COMPANY INCORPORATED

Also, in the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions and to obtain additional deposits where deemed appropriate.

**3. SUBORDINATED LOAN PAYABLE TO STOCKHOLDER:**

The liability subordinated to the claims of general creditors has been approved by the NASD for inclusion in computing the Company's net capital pursuant to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule. This loan has been established with a stockholder of the Company and bears an interest rate of 4.8% per annum and is due in full at July 31, 2004. Accrued interest for the loan amounted to $27,699 at December 31, 2002.

Subordinated debt is withdrawable by the lender at the stated maturity date or withdrawal can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

**4. COMMITMENT:**

The Company is obligated under a noncancelable operating lease for office facilities, which expires on October 31, 2007. The lease is subject to escalations for increases in the Company's pro rata share of real estate taxes and other expenses.

The future aggregate minimum rental commitments under this lease are as follows:

Year ending December 31,

| | |
|---|---|
| 2003 | $189,515 |
| 2004 | 189,515 |
| 2005 | 189,515 |
| 2006 | 189,515 |
| 2007 | 157,929 |
| | $915,989 |

Deferred rent payable represents the excess of rent costs charged to operations on a straight-line basis over amounts paid. This deferred credit will be amortized to operations over the lease term.

The Company has obtained a letter of credit in the amount of $40,000 as a security deposit for the Company's office facilities.

**5. NET CAPITAL REQUIREMENTS:** Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2002, the Company had net capital of $162,319, which exceeded requirements by $62,319.



# GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants



## INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL



To the Stockholder of
Andrew, Alexander, Wise & Company Incorporated

In planning and performing our audit of the financial statements and supplemental schedule of Andrew, Alexander, Wise & Company Incorporated (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

0

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com
NEXIA INTERNATIONAL IS A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING AND CONSULTING FIRMS



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Andrew, Alexander, Wise & Company Incorporated to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Goldstein Golub Kessler LLP*

**GOLDSTEIN GOLUB KESSLER LLP**

February 24, 2003



ANDREW, ALEXANDER, WISE &
COMPANY INCORPORATED

INDEPENDENT AUDITOR'S
SUPPLEMENTARY REPORT ON
INTERNAL CONTROL

DECEMBER 31, 2002

## GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

